Mail Stop 3561

July 14, 2009

Amy Rhoades
Vice President and General Counsel
A.C. Moore Arts & Crafts, Inc.
130 A.C. Moore Drive
Berlin, NJ 08009

> **Re:** **A.C. Moore Arts & Crafts, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 19, 2009**
> **File No. 333-159558**
> **Form 10-K for Fiscal Year Ended January 3, 2009, as Amended**
> **Filed March 13, 2009 and May 4, 2009, Respectively**
> **File No. 000-23157**

Dear Ms. Rhoades:

We have limited our review of your registration statement on Form S-3 to those issues that we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to those comments. Also, we have reviewed your annual report on Form 10-K and quarterly report on Form 10-Q and have comments. You should comply with the comments concerning your Exchange Act reports in future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that comments on your Form 10-K must be resolved before the desired effective date of your registration statement.

Registration Statement on Form S-3

Prospectus Summary, page 2

2. We note your statement on page 3 that, pursuant to the terms of the Registration Rights Agreement, "[i]f the Registration Statement is not declared effective by the SEC within 90 calendar days after filing or ceases to be effective for more than 60 consecutive calendar days or an aggregate of 90 calendar days in any 12-month period, then after each month of non-compliance we are required to issue to the Selling Security Holder the number of shares of our Common Stock equal to 2.0% of the Purchased Shares, referred to as the 'Additional Shares,' up to 6.0%." You state that you may become obligated under the Registration Rights Agreement to issue up to an additional 127,368 shares to the selling security holder. Please explain to us your calculation, as it is unclear how you arrive at the number 127,368.

Risk Factors, page 4

3. In general, descriptions of risks that describe circumstances that could apply equally to other similarly situated businesses are generic risks that should not be included in your risk factor section. Please either delete these generic risks, or revise them to state specific, material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- "The price of our Common Stock may be volatile…"
- "Our Common Stock is equity and is subordinate to our existing and future indebtedness…"
- "Our business could be negatively impacted by changes in the labor market…"
- "Our success depends on key personnel…"
- "Terrorist attacks and threats or actual war…"

Please note that these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K.

Selling Security Holder, page 12

4. Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by Glenhill Special Opportunities Master Fund LLC. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

5. Please tell us whether Glenhill Special Opportunities Master Fund LLC is a broker-dealer or an affiliate of a broker-dealer.

6. We note your disclosure on page 12 concerning the May 27, 2009 private placement. Please disclose how the selling security holder acquired the 2,000,000 shares that it did not acquire in the private placement.

Plan of Distribution, page 13

7. We note your disclosure on page 14 concerning short sales. Please be advised that short sales of common stock that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying a short sale are deemed to be sold at the time the sale is made and, prior to effectiveness, this would constitute a violation of Securities Act Section 5. Please confirm your understanding in this regard.

Documents Incorporated by Reference, page 17

8. We note that you have not included in your list of documents incorporated by reference your Current Report on Form 8-K dated January 15, 2009 and filed on January 22, 2009. It appears that this report should be included, as Part I, Item 12(a)(2) of Form S-3 requires the list to include all reports filed pursuant to Exchange Act Sections 13(a) or 15(d) since January 3, 2009, the end of your latest fiscal year. Please revise your list to include the missing report, or tell us why you believe including it is unnecessary.

9. We note that this section does not explicitly cover reports filed after the date of the initial registration statement and prior to effectiveness of the registration statement. Please be advised that you may need to update your incorporation by reference section to reflect Exchange Act reports that you file prior to effectiveness. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibits

Exhibit 5.1, Opinion of Blank Rome LLP

10. We note that counsel's opinion relates to the offer and sale of up to 4,127,368 shares of your common stock, no par value per share, which counsel refers to as the "Shares." However, in addition to the 4,127,368 shares of your common stock, you are also registering for resale pursuant to Securities Act Rule 416 any additional shares of your common stock which may become issuable to Glenhill Special Opportunities Master Fund LLC as an anti-dilution adjustment by reason of any stock split, dividend or other distribution, recapitalization or similar event. Please have counsel revise the opinion to cover all securities being registered.

11. We note the statement on page 2 that counsel's opinion "is given as of the date hereof" and that counsel "assume[s] no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to [counsel's] attention or any changes in laws which may hereafter occur." Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please file an opinion dated as of the effective date or have counsel revise the opinion to remove the disclaimer regarding counsel's obligation to update the opinion.

Form 10-K for Fiscal Year Ended January 3, 2009

Item 6. Selected Financial Data, page 19

12. Please disclose how you treat closed, relocated and remodeled stores in your comparable store base in footnote (2) to the table.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Estimates, page 30

13. Please quantify the impact of estimates related to inventory shrinkage, reserves for clearance and slow-moving inventories, and the deferred tax valuation allowance to the extent necessary to give a reader greater insight into the quality and variability of information regarding results of operations. Also, if changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. Please advise. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," SEC Release No. 34-48960, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 8. Financial Statements and Supplementary Data, page 34

14. Please display comprehensive income and its components in a financial statement
    that is displayed with the same prominence as other financial statements. Refer to
    paragraph 22 of SFAS 130.

Consolidated Balance Sheets, page 36

15. Please tell us whether there are any items other than closed store reserves
    included in accrued liabilities that exceed five percent of total current liabilities at
    each balance sheet date. If so, please separately state each of the items in the
    balance sheets or in the notes. Refer to Rule 5-12.20 of Regulation S-X.

Notes to Consolidated Financial Statements, page 40

Note 1 – Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 41

16. Please disclose net sales by merchandise category for each of the years presented
    in the consolidated statements of operations. Refer to paragraph 37 of SFAS 130.

Store Pre-opening and Closing Costs, page 42

17. If material, please disclose the effect on net income and per-share amounts of
    accelerating depreciation on stores identified for closure. Refer to paragraph 22
    of SFAS 154.

Note 8 – Property and Equipment, page 48

18. Please disclose depreciation expense for each year presented. Refer to paragraph
    5 of APB 12.

Note 11 – Stock-Based Compensation, page 51

19. Please disclose the weighted-average grant-date fair value of stock options and
    stock appreciation rights granted for each year presented. Refer to paragraph
    A240.c of SFAS 123(R).

Schedule II – Valuation and Qualifying Accounts, page 63

20. Please include your reserve for sales returns in the schedule or tell us why you
    believe such disclosures are not required. Refer to Rules 5-04 and 12-09 of
    Regulation S-X.

21. Please tell us the nature of the additions to your lower of cost or market reserves charged to other accounts. Also, please describe the additions charged to other accounts as required by Rule 12-09 of Regulation S-X.

Signatures, page 64

22. Your report must be signed by your controller or principal accounting officer, and any individual who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please tell us whether any of the executive officers who signed your Form 10-K also served as your controller or principal accounting officer. If so, in future filings please indicate that capacity. If not, please file an amendment to your Form 10-K to include the signature of your controller or principal accounting officer. Refer to General Instruction D.2 to Form 10-K.

Exhibits

23. We note that Exhibit 10.18 does not include the schedules and exhibits which are a part of the credit agreement. With your next periodic report, please re-file Exhibit 10.18 in its entirety, as well as any other exhibit included in response to Item 601(b)(10) of Regulation S-K that is incomplete.

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 3, 2009

Item 11. Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

24. We note your statement on page 6 that your Compensation Committee seeks to target pay levels "at the 50th percentile or median of pay levels of comparable positions at comparable companies in the market" and that the Hay Group provides "retail market data." Please identify the comparable companies to which you compare your company, as well as how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

25. We note your statement on page 8 that "[f]or performance in fiscal 2008, except for the Chief Executive Officer, participants [in your Annual Incentive Plan] were eligible to receive a cash payment depending on both A.C. Moore's performance relative to Company metrics and the individual's achievement of pre-determined, measurable performance goals." For Mr. Jeffries, Mr. Zawoysky and Ms. Rhoades, please discuss what aspects of each individual's performance were evaluated for purposes of this Plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended April 4, 2009

    26. Please address the above comments in future filings as applicable.

* * * * *

       Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response, and please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, and in the event that the company requests acceleration of the effective date of the pending registration statement, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments or the staff's declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Amy Rhoades
A.C. Moore Arts & Crafts, Inc.
July 14, 2009
Page 8

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

      Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan H. Lieblich, Esq.
       Katharine E. Berg, Esq.
       Blank Rome LLP
       Facsimile No. (215) 832-5693